Exhibit 99.1

GDEV Announces an At-The-Market Offering

September 12, 2024 – Limassol, Cyprus – GDEV Inc. (Nasdaq: GDEV), an international gaming and entertainment company (“GDEV” or the “Company”), announces today that it has entered into a Sales Agreement (the “Sales Agreement”) with Cantor Fitzgerald & Co. (“Cantor”) and Oppenheimer & Co. Inc. (“Oppenheimer,” and together with Cantor, the “Agents”), under which we may offer and sell, from time to time, 1,757,026 ordinary shares, no par value, of the Company, held in treasury (the “Shares”), through a designated Agent in an “at the market offering” (the “ATM Offering”), as defined in Rule 415(a)(4) promulgated under the Securities Act of 1933. The Shares correspond to the ones previously acquired pursuant to our tender offer which expired in January 2024 (the “Tender Offer”). No new ordinary shares will be issued in connection with the ATM Offering.

Any Shares offered in an ATM Offering will be sold pursuant to the Company’s registration statement on Form F-3 (Registration No. 333-282062), the related prospectus, which was filed with the Securities and Exchange Commission (the “SEC”) on September 12, 2024, after such registration statement is declared effective by the SEC, including sales made directly on or through the NASDAQ, in negotiated transactions at market prices prevailing at the time of sale or at prices related to such prevailing market prices and/or any other method permitted by law. The Agents will use their commercially reasonable efforts to sell the Shares from time to time, based upon the Company’s instructions. Copies of the prospectus relating to the ATM Offering may be obtained by visiting EDGAR on the SEC’s website at www.sec.gov or from the offices of the Company at 55, Griva Digeni 3101, Limassol Cyprus.

The offering is being made only by means of a prospectus. When available, copies of the prospectus may be obtained from Cantor Fitzgerald & Co., Attention: Capital Markets, 110 East 59th Street, New York, New York 10022, or by email at prospectus@cantor.com and Oppenheimer & Co. Inc. Attention: Syndicate Prospectus Department, 85 Broad Street, 26th Floor, New York, NY 10004, or by telephone at (212) 667-8563, or by email at EquityProspectus@opco.com.

As previously announced in connection with the completion of the Tender Offer, the reintroduction of the shares via the ATM Offering aims to bolster the trading liquidity of the shares by increasing its public float. The Company intends to use the net proceeds from the ATM Offering primarily for general corporate purposes, including working capital.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities, nor will there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

About GDEV Inc.

GDEV is a hub of gaming studios, focused on development and growth of its franchise portfolio across various genres and platforms. With a diverse range of subsidiaries including Nexters and Cubic Games, among others, GDEV strives to create games that will inspire and engage millions of players for years to come. Its franchises, such as Hero Wars, Island Hoppers, Pixel Gun 3D and others have accumulated hundreds of millions of installs worldwide.

Contacts:
Investor Relations

Roman Safiyulin | Chief Corporate Development Officer
investor@gdev.com

Cautionary statement regarding forward-looking statements

Certain statements in this press release may constitute “forward-looking statements” for purposes of the federal securities laws. Such statements include statements about plans relating to the Sales Agreement and any ATM Offering thereunder and statements relating to use of proceeds from the sales, and are based on current expectations that are subject to risks and uncertainties.

The forward-looking statements contained in this press release are based on the Company’s current expectations and beliefs concerning future developments and their potential effects on the Company. There can be no assurance that future developments affecting the Company will be those that the Company has anticipated. Forward-looking statements involve a number of risks, uncertainties (some of which are beyond the Company’s control) or other assumptions. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of the Company’s 2023 Annual Report on Form 20-F, filed by the Company on April 29, 2024, and other documents filed by the Company from time to time with the SEC. Should one or more of these risks or uncertainties materialize, or should any of the Company’s assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and the Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.